ATAKAMA INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2023 AND 2022

ATAKAMA INC.

Table of Contents

LALAJ CPA P.C.

Independent Auditor's Report

To the Board of Directors and Stockholders of
Atakama Inc.

Opinion on the Financial Statements

We have audited the accompanying financial statements of Atakama Inc. (the "company"), which comprise the Balance Sheets as of December 31, 2023 and 2022, and the related Statements of Operations , and Changes in Stockholders' Equity and Cash Flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. The Company is not required to have, nor were we engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Atakama Inc. as of December 31, 2023 and 2022, and the results of their operations and changes in equity and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

LALAJ CPA PC

Lalaj CPA P.C.
New York, NY
April 19, 2024

ATAKAMA INC.
BALANCE SHEETS
As of DECEMBER 31, 2023 AND 2022

ASSETS

CURRENT ASSETS	**2023**	**2022**
Cash and Cash Equivalents	$ 6,908,824	$ 4,365,539
Accounts Receivable	110,401	702,760
Other Current Assets	21,552	182,048
TOTAL CURRENT ASSETS	7,040,777	5,250,348
NON-CURRENT ASSETS		
Security Deposit	68,000	126,671
Notes Receivable	400,000	300,000
Property and Equipment	37,530	35,230
Start-up Costs	33,720	33,720
Intangible Assets	8,091	8,091
Accumulated Depreciation/Amortization	(56,789)	(51,437)
TOTAL NON-CURRENT ASSETS	490,552	452,275
TOTAL ASSETS	7,531,329	5,702,623

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable	294,522	292,669
Deferred Revenue	363,554	713,338
TOTAL CURRENT LIABILITIES	658,075	1,006,007
NON-CURRENT LIABILITIES		
Loans from Founders	5,148,704	5,148,704
Notes Payable	13,131,500	9,731,500
TOTAL NON-CURRENT LIABILITIES	18,280,204	14,880,204
TOTAL LIABILITIES	18,938,280	15,886,212
STOCKHOLDER'S EQUITY		
Common Stock	6,390	6,390
Preferred Stock	10,718,840	5,473,276
Additional Paid-In Capital	5,734,692	5,734,692
Accumulated Deficit	(27,866,873)	(21,397,947)
TOTAL STOCKHOLDER'S EQUITY	(11,406,951)	(10,183,588)
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 7,531,329	$ 5,702,623

See accompanying notes to financial statements

ATAKAMA INC.
STATEMENTS OF OPERATION
FOR YEARS ENDED DECEMBER 31, 2023 AND 2022

	2023	2022
Operating Income		
Revenue	$ 1,129,188	$ 725,172
Operating Expenses		
Depreciation & Amortization	5,352	5,615
General & Adminstrative	101,044	81,049
Legal & Professional	998,260	828,574
Payroll and Employee Benefits	4,444,512	4,204,439
Rent and Utilities	276,233	279,597
Business Consulting	60,067	94,000
Capital Raise	976,753	295,003
Selling & Marketing	831,935	1,300,359
Total Operating Expenses	7,694,155	7,088,635
Loss from Operations	(6,564,966)	(6,363,464)
Other Income / Expenses		
Interest Income	68,564	-
Other Misc. Income/Expense	27,477	233,852
Gain on extinguishment (PPP Loan)	-	467,915
Net Loss	$ (6,468,926)	$ (5,661,697)

See accompanying notes to financial statements

ATAKAMA INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' Equity
FOR YEARS ENDED DECEMBER 31, 2023 AND 2022

	2023	**2022**
Balance, Beginning of Year	$ (10,183,588)	$ (9,986,661)
Net Loss	(6,468,926)	(5,661,697)
Stockholders' Contribution	5,245,563	5,464,769
Balance, End of Year	$ (11,406,951)	$ (10,183,588)

See accompanying notes to financial statements

ATAKAMA INC.
STATEMENTS OF CASH FLOWS
FOR YEARS ENDED DECEMBER 31, 2023 AND 2022

	2023	2022
Cash Flows From Operating Activities		
Net Loss	$ (6,468,926)	$ (5,661,697)
Reconciliation of Net Loss to Net Cash Used in Operating Activities:		
Loss of Bitcoin Asset	-	1,500
Depreciation and Amortization	5,352	5,615
Accounts Payable, Net	1,853	49,641
Deferred Revenue, Net	(349,785)	644,614
Prepaid Expenses, Net	160,496	(162,171)
Accounts Receivable, Net	592,359	(658,196)
Net Cash Flow Used in Operating Activities	(6,058,650)	(5,780,694)
Cash Flows From Investing Activities		
Security Deposit	58,671	23,329
Notes Receivable	(100,000)	(300,000)
Purchase of Property and Equipments	(2,300)	(6,637)
Net Cash Flow Used in Investing Activities	(43,628)	(283,308)
Cash Flows From Financing Activities		
Change in Loan Payable	3,400,000	5,250,000
Change in Loan Payable (PPP)	-	(467,915)
Change in Contributed Capital	5,245,563	5,464,769
Net Cash Flow Provided by Financing Activities	8,645,563	10,246,854
Cash and Cash Equivalents at Beginning of Period	4,365,539	182,688
Net Increase In Cash	2,543,284	4,182,851
Cash at End of Period	$ 6,908,824	$ 4,365,539

See accompanying notes to financial statements

NOTES TO FINANCIAL STATEMENTS

Note 1 – Nature of Operations and Summary of Significant Accounting Policies

A – Nature of Operations

Atakama Inc. (the "Company") formerly known as Solidx Partners Inc. is a company organized under the laws of the State of Delaware on March 19, 2014. It was also registered to do business as a foreign entity in the State of New York on November 19, 2014. The Company is a New York City based information security company that was founded by a team of entrepreneurs, engineers, and cryptographers. Its mission is to be the leading data security provider. Using distributed key management, Atakama Inc. encryption solution protects data against unauthorized access and cyber-attacks.

B – Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The financial statements include the operations, assets, and liabilities of the Company. In the opinion of the Company's management, the accompanying financial statements contain all adjustments, consisting of normal recurring accruals, necessary to fairly present the accompanying financial statements.

C – Use of Estimates

The preparation of financial statements in conformity with Generally Accepted Accounting Principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues, expenses, gains, losses, and other changes in net assets during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, useful life of fixed assets, and the potential impacts arising from the novel coronavirus (COVID-19).

D – Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash and cash equivalents. Cash and cash equivalents are recorded at cost, which approximates fair value. As of December 31, 2023, and 2022, cash consists primarily of checking, saving deposits and PayPal balances. The cash balances as of December 31, 2023, and 2022 are $6,908,824, and $4,365,539.

E – Concentration of Credit Risk

The Company maintains its cash accounts at a commercial bank. The Federal Deposit Insurance Corporation ("FDIC") insures $250,000 for substantially all depository accounts. At December 31, 2023 and 2022, the amount in excess of insured limits was approximately $6,486,216, and $4,115,539. The

Company has not experienced any losses on uninsured cash balances and management considers risk on cash balances to be low.

F – Other Current Assets

The other current assets as of December 31, 2023 and 2022, are composed of the following:

	2023	2022
Prepaid Rent	0	5,657
Prepaid Expenses	21,552	176,391
Total Other Current Assets	$21,552	$182,048

G – Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is charged as an expense using the double declining balance method over the estimated useful life of each asset. The Company generally capitalizes assets with an original cost over $500.

	2023	2022
Computer Equipment	$37,530	$35,230
Accumulated Depreciation	31,734	27,776
Capitalized Equipment	$5,795	$7,454

H – Start-up Costs and Trademark

The Company capitalizes start-up costs and trademarks and amortizes the full amount of start-up costs and trademark over 15 years.

	2023	2022
Capitalized Start-Up Costs	$33,720	$33,720
Trademarks	8,091	8,091
Accumulated Amortization	25,055	23,661
Capitalized Start-Up Costs and Trademark	$16,756	$18,150

I – Capitalized Software Development Costs

Software development costs are expensed as incurred until technological feasibility of the product is established. Development costs incurred subsequent to technological feasibility are capitalized and amortized on a straight-line basis over the estimated life of the product. Capitalization of computer software costs is discontinued when the computer software product is available to be sold, leased, or otherwise marketed. Amortization begins when the product is available for release to customers. The Company has not capitalized software development costs.

J – Income Taxes

The Company is subject to tax filing requirements as a C-Corporation in the federal jurisdiction of the United States. As such, net income and certain other tax attributes are reported by the Company itself. The Company's federal income tax filings for 2022 and 2023 will remain subject to review by the US Internal Revenue Service until 2026 and 2027, respectively.

The Company is subject to tax filing requirements in the state of Delaware and New York. The Company's 2022 and 2023 tax filing will be subject to review by the Delaware Division of Revenue and New York State Department of Tax & Finance until 2026 and 2027, respectively.

K – Fair Value Measurements

Fair value accounting is applied for all assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company follows the established framework for measuring fair value and expands disclosures about fair value measurements.

L – Revenue Recognition

The Company derive revenue from the sale of subscriptions, encryption services, support and maintenance, professional services, or a combination of these items, primarily through its direct relationships with end customers through its internal sales force. On December 31, 2017, the Company adopted ASC Topic 606 under the modified retrospective approach with the cumulative effect of initially applying the new standard as an adjustment to the opening balance of retained earnings. Results for the reporting period beginning December 31, 2017, are presented under ASC Topic 606, while prior period amounts were not adjusted.

The Company recognizes revenue pursuant to the five-step framework within ASC Topic 606:

1. **Identify the contract(s) with customers**: Contracts are generally evidenced by a binding and non-cancelable purchase order or agreement that creates enforceable rights and obligations.

2. **Identify the performance obligations in the contract**: Performance obligations are the promises contained in the contract to provide distinct goods or services.

3. **Determine the transaction price**: The amount of consideration the Company expects to be entitled for transferring the promised goods or services to the customer.

4. **Allocate the transaction price to the performance obligations in the contract**: SSP is determined for each performance obligation in the contract and a proportion of the overall transaction price is allocated to each performance obligation based on the relative value of its SSP in comparison to the transaction price except when a discount or variable consideration can be allocated to a specific performance obligation in the contract.

5. **Recognize revenue when (or as) the Company satisfies a performance obligation**: Recognition for a performance obligation may happen over time or at a point in time depending on the facts and circumstances.

The Company recognizes revenue as control of the promised goods or services is transferred to its customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for the promised goods or services. Control of the promised goods or services is transferred to its customers at either a point in time or over time, depending on the performance obligation.

M – Subsequent Events

The Company has evaluated subsequent events and transactions for potential recognition and disclosure in the financial statements through April 11, 2024, the date that the financial statements were available to be issued.

On January 20, 2021, the Company established a 401(k) savings plan for their employees. The Company does not intend to have a matching program for 2024.

The COVID-19 outbreak in the United States has caused business disruption through mandated and voluntary closings. The COVID-19 outbreak is also disrupting supply chains and affecting the production and sales across a range of industries. While the disruption is currently expected to be temporary, there is considerable uncertainty around the duration of the closings. Therefore, the Company expects this matter to negatively impact its operating results. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company's customers, employees and vendors all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact the financial condition of the Company or results of operations is uncertain.

N – Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable, and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the financial statements.

Note 2 – Rental Lease

The Company leases office space from an unrelated third party under an operating lease starting on October 13, 2022 and expiring on June 30, 2025. The new lease agreement requires the Company to pay all maintenance, insurance, and taxes on the leased property. The fixed rent payable under the lease shall be at a monthly rate of $20,500. The following schedule shows the aggregate future minimum lease payments required by year under the operating lease:

Years Ending December 31,	**Amount**
2024	246,000
2025	123,000
Total Future Minimum Lease Payments	$369,000

Rental expenses for the lease were $276,233, and $279,597 for the year ended December 31, 2023, and 2022 respectively.

Note 3 – Current Liabilities

The current liabilities as of December 31, 2023 and 2022, are composed of the following:

	2023	**2022**
Accounts Payable	$232,913	$264,806
Credit Cards Payable	61,609	27,863
Deferred Revenue	363,553	713,338
Total Current Liabilities	$658,075	$1,006,007

Note 4 – Loan and Note Payable

The Company financed start-up costs, purchases of equipment, and other operating expenses including research and develop cost through a loan payable to the Company's founders. These loans are considered obligations to lenders and are to be repaid with general revenue sources on the monthly or yearly basis and include interest expense.

The notes will mature on June 24, 2027, and the interest rate to be applied to the unpaid principal of these notes is 1.5% per annum. As of December 31, 2022, the unpaid principal is $9,731,500.

The notes will mature on June 24, 2027, and the interest rate to be applied to the unpaid principal of these notes is 4.5% per annum. As of December 31, 2023, the unpaid principal is $13,131,500.

	2023	2022
Loan from Founders (Due After 1 Year)	5,148,704	5,148,704
Notes Payable	13,131,500	9,731,500
Total Loans Payable	18,280,204	$14,880,204

No interest payment has been made on the unpaid principals as of December 31, 2023, and the lender has agreed to provide forbearance on the loans through December 31, 2027. No principal and interest payments will be due until that time.

Future minimum principal scheduled maturities as of December 31, 2023, of the debt are as follows:

Years ending December 31:

2023	$ -
2024	$ -
2025	$ -
2026	$ -
Thereafter	$18,280,204
Total future minimum loan payments	$18,280,204

Note 5 – Paycheck Protection Program (PPP Loan)

On April 22nd, 2020, the Company was granted a loan (the "Loan") in the aggregate amount of $525,100 pursuant to the Paycheck Protection Program (the "PPP") under Division A, Title I of the CARES Act, which was enacted on March 27, 2020.

Funds from the Loan may only be used for payroll costs, costs used to continue group health care benefits, mortgage payments, rent, utilities, and interest on other qualified debt obligations incurred before February 15, 2020. The Company utilizes the entire Loan amount for qualifying expenses. Under the terms of the PPP, certain amounts of the Loan may be forgiven if they are used for qualifying expenses as described in the CARES Act.

The Organization applied for forgiveness with the lender and received forgiveness of $525,100 from the Small Business Administration (SBA) on June 10, 2021. The amount of loan forgiveness has been reported as a component of other income in 2021.

On March 01, 2021, the Company was granted a second loan (the "Second Loan") in the aggregate amount of $467,915 pursuant to the Paycheck Protection Program (the "PPP") under Division A, Title I of the CARES Act, which was enacted on March 27, 2020.

The Organization applied for Second PPP Loan forgiveness with the lender and received forgiveness of $467,915 from the Small Business Administration (SBA) on March 02, 2022. The amount of loan forgiveness has been reported as a component of other income in 2022.

Note 6 – Capital Stock

Each share of common stock is entitled to one vote. Each share of preferred stock is entitled to cast the number of votes equal to the product of the number of whole shares of common stock into which such holders of preferred shares are convertible to multiplied by two.

On December 31, 2019, and December 31, 2020, an aggregate of 7,077,604 shares of common stock were reserved for granting of stock options.

On December 23, 2019, the Company effected a 50:1 reverse stock split of the common stock and Series A (preferred) stock.

Since September, 2022, the Company is running an equity crowdfunding round via SEC Reg CF, Reg D and Reg S. The round was done on Wefunder using a SAFE Note, no shares were issued in the round, but preferred shares will be issued in the future. The round will close on August 15, 2023. As of December 31, 2022, the Company has raised accumulated fund $5,473,276.

During October, 2023, the Company run a second equity crowdfunding round via SEC Reg CF, Reg D and Reg S. The round was done on Wefunder using a SAFE Note, no shares were issued in the round, but preferred shares will be issued in the future. The round has closed in November, 2023. As of December 31, 2023, the Company has raised accumulated fund $10,718,840.

Note 7 – Financial Restructuring Plan

The Company underwent a financial restructuring during 2019 in order to meet its obligations, repay indebtedness, and improve cash flows. The financial restructuring was completed as follows:

On December 20, 2019, consenting noteholders agreed to convert all accrued and unpaid principal and interest under the Notes held by them into that number of shares of Series A-2 preferred stock of the Company in full satisfaction, settlement, release, and discharge of such Notes.

Schedule of Converted Notes:

Notes	Principal Amount	Accrued Interest	Number of Shares of Stock Issued
Senior Secured Note	3,200,000	117,110.15	5,066,174
Senior Secured Note	3,200,000	84,366	5,066,174
Convertible Note	250,000	5,476	178,275
Convertible Note	100,000	2,190	71,310
Convertible Note	250,000	5,476	178,275
Convertible Note	215,000	6,244	153,316
Convertible Note	250,000	5,476	178,275

All share counts set forth herein take into account the effect of the Reverse Stock Split.